Angel Oak Dynamic Financial Strategies Income Term Trust

3344 Peachtree Road NE, Suite 1725

Atlanta, Georgia 30326

VIA EDGAR

June 23, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attn: Mr. John M. Ganley

Re:	Angel Oak Dynamic Financial Strategies Income Term Trust

Registration Statement on Form N-2

File Nos. 333-234743; 811-23491

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Angel Oak Dynamic Financial Strategies Income Term Trust, a Delaware statutory trust (the “Fund”), hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File Nos. 333-234743; 811-23491) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on June 25, 2020, or as soon as possible thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Fund requests that notification of such effectiveness be made by telephone call to William J. Bielefeld of Dechert LLP, legal counsel to the Fund, at 202-261-3386.

Very truly yours,

Angel Oak Dynamic Financial Strategies Income Term Trust

By:	/s/ Daniel Fazioli
Name:	Daniel Fazioli
Title:	Treasurer, Principal Financial Officer and
Principal Accounting Officer